[redacted]

THAICOM Public Company Limited
(Company Registration No.0107536000897)
41/103 Rattanathibet Rd., Nonthaburi 11000, THAIL
Tel. (66) 2591-0736 to 49, 2596 5060, Fax. (66) 259
www.thaicom.net, www.ipstar.com

THAICOM
THAICOM PUBLIC COMPANY LIMITED

08003380

June 6, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Thaicom Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of ~~Thaicom Company Limited~~ Shin Satellite Public Co Ltd (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, TC-CP 204/2008**

  Subject: Report on dispute between the Company's subsidiary in Australia and ETT limited
  Date: June 6, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Corporate Communications by fax at (662) 591-0724 attention Ms. Tanyapas Chuaychoo.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

Faithfully yours,

Tanadit C.

Mr. Tanadit Charoenchan
Executive Vice President – Finance and Accounting
Thaicom Plc.

dlw 6/25

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
June 6th, 2008

Ref No.: TC204/2008

6th June 2008

Subject: Report on dispute between the Company's subsidiary in Australia and ETT Limited

To: The President
Stock Exchange of Thailand

Thaicom Public Company Limited (the "Company") would like to inform the Stock Exchange of Thailand (the "SET") that on May 30th, 2008, IPSTAR Australia Pty. Ltd. ("IPA"), the Company's subsidiary in Australia, sent the notice of termination of the Agreement to ETT Limited ("ETT"), the National Service Operator of the iPSTAR Service in Australia, effective on June 7th, 2008. ETT argued that the notice of termination may not be appropriate and filed an application for interlocutory relief with the Supreme Court of New South Wales and reported the matter to the Australian Stock Exchange ("ASX") on June 5th, 2008. IPA is of the opinion that the notice of termination is a proper exercise of its right under the Agreement. The Court will commence the hearing of ETT's application on June 6th, 2008. However, the other Service Providers of the iPSTAR Service in Australia will continue to provide the iPSTAR Services to the customers the total number of which is approximately 35,000 without any interruption. The iPSTAR Service in Australia will not be affected in anyway by this matter.

The Company will report any progress of the matter to the SET.

THAICOM
THAICOM PUBLIC COMPANY LIMITED
THAICOM Public Company Limited
(Company Registration No.0107536000897)
41/103 Rattanathibet Rd., Nonthaburi 11000, THAILAND
Tel. (66) 2591-0736 to 49, 2596 5060, Fax. (66) 2591-0705
www.thaicom.net, www.ipstar.com

June 9, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Thaicom Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of Thaicom Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, TC-CP 206/2008**

  Subject: Report on dispute between the Company's subsidiary and ETT Limited

  Date: June 9, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Corporate Communications by fax at (662) 591-0724 attention Ms. Tanyapas Chuaychoo.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

Faithfully yours,

Tanadit C.

Mr. Tanadit Charoenchan
Executive Vice President – Finance and Accounting
Thaicom Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
June 9th, 2008

Ref No.: TC206/2008

9th June 2008

Subject: Report on dispute between the Company's subsidiary and ETT Limited

To: The President
Stock Exchange of Thailand

Reference: The Company's Letter reference no.TC204/2008 dated June 6, 2008.

According to the referenced letter, Thaicom Public Company Limited (the "Company") informed the Stock Exchange of Thailand (the "SET") that IPSTAR Australia Pty. Ltd. ("IPA"), the Company's subsidiary in Australia, terminated the Agreement with ETT Limited ("ETT"), which was the National Service Operator of the iPSTAR Service in Australia and ETT filed an application for interlocutory relief with the Supreme Court of New South Wales. The Company would like to inform the SET that ETT made submission to the court that it would like to negotiate and reach agreement with IPA and agreed to give undertaking for damage that may be suffered by IPA from the grant of interlocutory relief. The Court granted interlocutory relief to ETT until June 13, 2008 so that the parties, IPA and ETT can negotiate and find solution satisfactory to both of them.

The Company will report any further progress of the matter to the SET.

END